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File No. 82-34719

July 14, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

7/21

Enclosure
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:868517.2

Press Release from Securitas AB

May 06, 2004

Securitas to acquire Bell Group plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

Securitas and Bell Group plc ("Bell Group") have today announced that they have agreed the terms of a recommended cash offer by Securitas for the entire issued and to be issued share capital of Bell Group (the "Offer"). The Offer will be made on the basis of 175 pence in cash for each Bell Group share, valuing the entire issued share capital of Bell Group, on a fully diluted basis, at approximately MGBP 97.

The offer document containing the full terms and conditions of the Offer will be posted to the shareholders of Bell Group (other than those in the United States, Canada or Japan) in due course.

This announcement does not constitute an offer to sell, or an invitation to purchase, any securities or the solicitation of any vote or approval in any jurisdiction. The Offer will be made solely by the offer document and the form of acceptance which will accompany it.

The Offer will not be made, directly or indirectly, in or into the United States, Canada, Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction and the Offer will not be capable of acceptance from or within the United States, Canada, Japan or any such other jurisdiction.

Information relating to this announcement can be obtained from:

Thomas Berglund, President and CEO **+44 (0) 20 8432 6500**
Håkan Winberg, Executive Vice President and CFO **+44 (0) 20 8432 6500**
Henrik Brehmer, Senior Vice President Investor Relations **+44 (0) 20 8432 6523**

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70